UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

AGM Group Holdings Inc. Received Nasdaq Staff Determination Letter

On April 1, 2025, AGM Group Holdings Inc., a British Virgin Islands exempted company (the “Company”), received a letter (the “Determination Letter”) from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) stating that, on March 13, 2025, the Staff notified the Company that the bid price of its Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 9, 2025, to regain compliance with the Rule. The Determination Letter goes on to state that as of March 31, 2025, the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days and that accordingly, pursuant to Listing Rule 5810(c)(3)(A)(iii), the Staff has determined to delist the Company’s securities from Nasdaq.

Unless the Company requests an appeal of this determination by April 8, 2025, trading of the Company’s Class A ordinary shares will be suspended at the opening of business on April 10, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq.

As described in the Determination Letter, the Company may appeal the Staff’ determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Accordingly, the Company intends to timely request a hearing before the Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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